SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29459; 812-13605]

Van Eck Associates Corporation, et al.; Notice of Application

October 7, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company

Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the

Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an

exemption from sections 17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) for an

exemption from sections 12(d)(1)(A) and (B) of the Act.

Applicants: Van Eck Associates Corporation ("Adviser"), Market Vectors ETF Trust

("Trust") and Van Eck Securities Corporation ("Distributor").

Summary of Application: Applicants request an order that permits: (a) series of certain

actively managed open-end management investment companies to issue shares ("Shares")

redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions

in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds,

under certain circumstances, more than seven days from the tender of Shares for redemption;

(d) certain affiliated persons of the series to deposit securities into, and receive securities

from, the series in connection with the purchase and redemption of Creation Units; and (e)

certain registered management investment companies and unit investment trusts outside of

the same group of investment companies as the series to acquire Shares.

Filing Dates: The application was filed on November 14, 2008, and amended on May 15,

2009, January 29, 2010, August 27, 2010, and October 7, 2010.

Hearing or Notification of Hearing: An order granting the requested relief will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by writing

to the Commission's Secretary and serving applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. November

2, 2010, and should be accompanied by proof of service on applicants, in the form of an

affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of

the writer's interest, the reason for the request, and the issues contested. Persons who wish to

be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants, 335 Madison Avenue, New York, New York

10017.

For Further Information Contact: Emerson S. Davis, Senior Counsel, at (202) 551-6868 or

Julia K. Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for

the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is registered as an open-end management investment company

under the Act and organized as a Delaware business trust. The Trust will initially offer two

series, Market Vectors --- Active Africa ETF ("Active Africa ETF") and Market Vectors ---

Active Short Municipal ETF ("Active Short Municipal ETF") (together, the "Initial Funds").

The investment objective of the Active Africa ETF will be to provide long-term capital growth by investing primarily in equity securities in Africa. The investment objective of the Active Short Municipal ETF will be to seek as high a level of tax-exempt income as is consistent with preservation of capital.

2.   Applicants request that the order apply to any future series of the Trust or of other open-end management companies that may utilize active management investment strategies ("Future Funds").[1] Any Future Fund will be (a) advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser, and (b) comply with the terms and conditions of the application. Future Funds may invest in equity securities or fixed income securities ("Fixed Income Funds") traded in U.S. markets or securities traded on global markets (together with the Active Africa ETF, the "Foreign Funds").[2] The Initial Funds and Future Funds, including the Foreign Funds, together are the "Funds."

3.   The Adviser, a Delaware corporation, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") and will serve as investment adviser to the Funds. The Adviser may retain investment advisers as sub-advisers in connection with the Funds (each, a "Fund Sub-Adviser"). Any Fund Sub-Adviser will be registered under the Advisers Act. The Distributor, a Delaware corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and will serve as

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[1] All entities that currently intend to rely on the order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application. An Investing Fund (as defined below) may rely on the order only to invest in the Funds and not in any other registered investment company.

[2] Neither the Initial Funds nor any Future Fund will invest in option contracts, futures contracts, or swap agreements.

the principal underwriter and distributor for each of the Funds. The Distributor is an affiliated person of the Adviser within the meaning of section 2(a)(3)(C) of the Act.

4.   Applicants anticipate that a Creation Unit will consist of at least 50,000 Shares and that the price of a Share will range from $15 to $100. All orders to purchase Creation Units must be placed with the Distributor by or through a party that has entered into an agreement with the Trust, the Distributor and transfer agent of the Trust ("Authorized Participant"). An Authorized Participant must be either: (a) a broker-dealer or other participant in the continuous net settlement system of the National Securities Clearing Corporation, a clearing agency registered with the Commission, or (b) a participant in the Depository Trust Company ("DTC," and such participant, "DTC Participant"). Shares of each Fund generally will be purchased in Creation Units in exchange for an in-kind deposit by the purchaser of a portfolio of securities (the "Deposit Securities"), designated by the Adviser, together with the deposit of a specified cash payment ("Cash Component" together with the Deposit Securities, the "Fund Deposit"). The Cash Component will be an amount equal to the difference between: (a) the net asset value ("NAV") per Creation Unit of the Fund; and (b) the total aggregate market value per Creation Unit of the Deposit Securities.[3] Applicants state that operating on an exclusively "in-kind" basis for one or more Funds may present operational problems for such Funds. Each Fund may permit, under certain

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[3] In addition to the list of the names and the required number of shares of each Deposit Security, it is intended that, on each day that a Fund is open, including as required by section 22(e) of the Act ("Business Day"), the Cash Component effective as of the previous Business Day, as well as the estimated Cash Component for the current day, will be made available. The applicable Stock Exchange (defined below) will disseminate, every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association, an amount representing on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Cash Component.

circumstances, an in-kind purchaser to substitute cash-in-lieu of depositing some or all of the Deposit Securities.

5.   An investor purchasing or redeeming a Creation Unit from a Fund will be charged a fee ("Transaction Fee") to prevent the dilution of the interests of the remaining shareholders resulting from costs in connection with the purchase or sale of Creation Units.[4] The Transaction Fees relevant to each Fund will be fully disclosed in the Fund's prospectus ("Prospectus") and the method of calculating these Transaction Fees will be fully disclosed in the statement of additional information ("SAI") of such Fund.[5] All orders to purchase Creation Units will be placed with the Distributor by or through an Authorized Participant, and it will be the Distributor's responsibility to transmit such orders to the Funds. The Distributor also will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

6.   Purchasers of Shares in Creation Units may hold such Shares or may sell such Shares into the secondary market. Shares will be listed and traded at negotiated prices on a national securities exchange as defined in section 2(a)(26) of the Act (the "Stock Exchange"). It is expected that one or more Stock Exchange specialists ("Specialists") or market makers

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[4] Where a Fund permits an in-kind purchaser to substitute cash-in-lieu of depositing a portion of the Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities.

[5] All representations and conditions contained in the application that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

("Market Makers") will be assigned to Shares and maintain a market for Shares.[6] The price

of Shares trading on the Stock Exchange will be based on a current bid-offer market.

Transactions involving the sale of Shares on the Stock Exchange will be subject to customary

brokerage commissions and charges.

7.   Applicants expect that purchasers of Creation Units will include arbitrageurs.

The Specialists or Market Makers, in providing a fair and orderly secondary market for

Shares, also may purchase Creation Units for use in their own market making activities.

Applicants expect that secondary market purchasers of Shares will include both institutional

and retail investors.[7] Applicants expect that the price at which the Shares trade will be

disciplined by arbitrage opportunities created by the ability to continually purchase or redeem

Creation Units at their NAV, which should ensure that the Shares will not trade at a material

discount or premium in relation to their NAV.

8.   The Shares themselves will not be individually redeemable and owners of

Shares may acquire those Shares from a Fund or tender such shares for redemption to the

Fund, in Creation Units only. To redeem, an investor must accumulate enough Shares to

constitute a Creation Unit. Redemption requests must be placed by or through an Authorized

Participant.[8] Shares generally will be redeemed in Creation Units in exchange for a

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[6] If Shares are listed on Nasdaq, no Specialist will be contractually obligated to make a market in Shares.
Rather, under Nasdaq's listing requirements, two or more Market Makers will be registered in Shares and
required to make a continuous, two-sided market or face regulatory sanctions.

[7] Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner
of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC
Participants.

[8] The Fixed Income Funds also intend to substitute a cash-in-lieu amount to replace any Deposit Security or
Fund Security of a Fund that is a "to-be-announced transaction" or "TBA Transaction." A TBA Transaction is
a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general
trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally

particular portfolio of securities ("Fund Securities") plus or minus a "Cash Redemption Amount" as the case may be (collectively a "Fund Redemption"). The Cash Redemption Amount is cash in an amount equal to the difference between the NAV of the Shares being redeemed and the market value of the Fund Securities. At the discretion of the Fund, a beneficial owner might also receive the cash equivalent of a Fund Security upon request because, for instance, it was restrained by regulation or policy from transacting in the securities. The redeeming investor also must pay to the Fund a Transaction Fee.

9.   Applicants state that in accepting Deposit Securities and satisfying redemptions with Fund Securities, a Fund will comply with the federal securities laws, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act").[9] The Deposit Securities (and Fund Securities) will consist of a pro rata basket of a Fund's portfolio.[10]

10.   Neither the Trust nor any Fund will be advertised or marketed or otherwise held out as a "mutual fund." Instead, each Fund will be marketed as an "actively managed exchange-traded fund." Any advertising material where features of obtaining, buying or

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are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Fund Security.

[9] In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the relevant Funds will comply with the conditions of rule 144A. The Prospectus for a Fund will also state that an Authorized Participant that is not a "Qualified Institutional Buyer" as defined in rule 144A under the Securities Act will not be able to receive, as part of a redemption, restricted securities eligible for resale under rule 144A.

[10] In the case of Fixed Income Funds, because it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, there may be minor differences between a basket of Deposit Securities or Fund Securities and a true pro rata slice of a Fund's portfolio.

selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only. The same approach will be followed in the SAI, shareholder reports and any marketing or advertising materials issued or circulated in connection with the Shares.

11. The Funds' website, which will be publicly available prior to the public offering of Shares, will include the Prospectus and other information about the Funds that is updated on a daily basis, including for each Fund, (a) the prior Business Day's NAV and the reported closing price, and a calculation of the premium and discount of such price against such NAV, and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the securities held by the Fund ("Portfolio Securities") and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.[11]

Applicants' Legal Analysis:

1. Applicants request an order under section 6(c) of the Act granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act; and under sections 6(c) and 17(b) of the Act granting an exemption from sections

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[11] Applicants note that under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) for an exemption from sections

12(d)(1)(A) and (B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provision

of the Act, if and to the extent that such exemption is necessary or appropriate in the public

interest and consistent with the protection of investors and the purposes fairly intended by the

policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to

exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the

terms of the transaction, including the consideration to be paid or received, are reasonable

and fair and do not involve overreaching on the part of any person concerned, and the

proposed transaction is consistent with the policies of the registered investment company and

the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the

Commission may exempt any person, security, or transaction, or any class or classes of

persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is

consistent with the public interest and the protection of investors.

<u>Sections 5(a)(1) and 2(a)(32) of the Act</u>

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management

investment company that is offering for sale or has outstanding any redeemable security of

which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any

security, other than short-term paper, under the terms of which the holder, upon its

presentation to the issuer, is entitled to receive approximately a proportionate share of the

issuer's current net assets, or the cash equivalent. Because Shares will not be individually

redeemable, applicants request an order that would permit the Trust and each Fund to redeem

Shares in Creation Units only. Applicants state that investors may purchase Shares in Creation Units from each Fund and redeem Creation Units from each Fund. Applicants further state that because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through an underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that, while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution of investment company shares by eliminating price competition from brokers offering shares at

less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because arbitrage activity will ensure that the difference between the market price of Shares and their NAV remains narrow.

Section 22(e) of the Act

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants state that settlement of redemptions for Foreign Funds will be contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles in local markets for underlying foreign Portfolio Securities held by the Foreign Funds. Applicants state that current delivery cycles for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, in certain circumstances will cause the delivery process for the Foreign Funds to be longer than seven calendar days. Applicants request relief under section 6(c) of the Act from section 22(e) to allow Foreign Funds to pay

redemption proceeds up to 15 calendar days after the tender of the Creation Units for redemption. Except as disclosed in the relevant Foreign Fund's Prospectus and/or SAI, applicants expect that each Foreign Fund will be able to deliver redemption proceeds within seven days.[12]

8.   Applicants state that Congress adopted section 22(e) to prevent unreasonable, undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants assert that the requested relief will not lead to the problems that section 22(e) was designed to prevent. Applicants state that the Prospectus and/or SAI with respect to each Foreign Fund, will identify (a) those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays, and (b) the maximum number of days needed to deliver the proceeds, up to 15 calendar days.

9.   Applicants are not seeking relief from section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

Section 12(d)(1) of the Act

10.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause

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[12] Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade date. Applicants acknowledge that relief obtained from the requirements of section 22(e) will not affect any obligations that they have under rule 15c6-1.

the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

11.   Applicants request relief to permit Investing Funds (as defined below) to acquire Shares in excess of the limits in section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any broker or dealer registered under the Exchange Act ("Brokers") to sell Shares to Investing Funds in excess of the limits in section 12(d)(l)(B) of the Act. Applicants request that these exemptions apply to: (a) any Fund that is currently or subsequently part of the same "group of investment companies" as the Initial Funds within the meaning of section 12(d)(1)(G)(ii) of the Act as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to an Investing Fund (as defined below); and (b) each management investment company or unit investment trust registered under the Act that is not part of the same "group of investment companies" as the Funds within the meaning of section 12(d)(1)(G)(ii) of the Act and that enters into a FOF Participation Agreement (as defined below) with a Fund (such management investment companies are referred to herein as "Investing Management Companies," such unit investment trusts are referred to herein as "Investing Trusts," and Investing Management Companies and Investing Trusts together are referred to herein as "Investing Funds").[13] Investing Funds do not include the Funds. Each Investing Trust will have a sponsor ("Sponsor") and each Investing Management Company will have an investment adviser within the meaning of section 2(a)(20)(A) of the Act ("Investing Fund Adviser") that does not control, is not controlled by or under common

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[13] Applicants state that certain Investing Funds may not be part of the same group of investment companies as the Funds but may be subadvised by an Adviser or an entity controlling, controlled by or under common control with the Adviser.

control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of section 2(a)(20)(B) of the Act (each, a "Sub-Adviser"). Each Investing Fund Adviser and any Sub-Adviser will be registered as an investment adviser under the Advisers Act.

12. Applicants assert that the proposed transactions will not lead to any of the abuses that section 12(d)(1) was designed to prevent. Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures.

13. Applicants believe that neither an Investing Fund nor an Investing Fund Affiliate would be able to exert undue influence over a Fund.[14] To limit the control that an Investing Fund may have over a Fund, applicants propose a condition prohibiting the Investing Fund Adviser, Sponsor, any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor ("Investing Fund's Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Sub-Adviser, any person controlling, controlled by or under common

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[14] An "Investing Fund Affiliate" is any Investing Fund Adviser, Sub-Adviser, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities. "Fund Affiliate" is an investment adviser, promoter, or principal underwriter of a Fund or any person controlling, controlled by or under common control with any of these entities.

control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser ("Investing Fund's Sub-Advisory Group").

14.   Applicants propose other conditions to limit the potential for undue influence over the Funds, including that no Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Sub-Adviser, employee or Sponsor is an affiliated person (except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

15.   Applicants do not believe that the proposed arrangement will involve excessive layering of fees. The board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. In

addition, an Investing Fund Adviser, or Investing Trust's trustee ("Trustee") or Sponsor, will

waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any

compensation (including fees received pursuant to any plan adopted by a Fund under rule

12b-1 under the Act) received from a Fund by the Investing Fund Adviser, Trustee or

Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than

any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated

person by a Fund, in connection with the investment by the Investing Fund in the Fund.

Applicants also state that any sales charges and/or service fees charged with respect to shares

of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in

NASD Conduct Rule 2830.[15]

16.   Applicants submit that the proposed arrangement will not create an overly

complex fund structure. Applicants note that a Fund will be prohibited from acquiring

securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the

Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent

permitted by exemptive relief from the Commission permitting the Fund to purchase shares

of a money market fund for short-term cash management purposes.

17.   To ensure that an Investing Fund is aware of the terms and conditions of the

requested order, the Investing Funds must enter into an agreement with the respective Funds

("FOF Participation Agreement"). The FOF Participation Agreement will include an

acknowledgement from the Investing Fund that it may rely on the order only to invest in the

Funds and not in any other investment company.

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[15] Any reference to NASD Conduct Rule 2830 includes any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

<u>Section 17(a) of the Act</u>

18.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person ("second tier affiliates"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an "Affiliated Fund").

19.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding

5% or more, or more than 25%, of the shares of one or more Affiliated Funds.[16] Applicants also request an exemption in order to permit each Fund to sell Shares to and redeem Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, any Investing Fund of which the Fund is an affiliated person or second-tier affiliate.[17]

20.   Applicants contend that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. All shareholders, regardless of affiliation will be given the same opportunities with respect to creations and redemptions in-kind. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values and neither it nor the composition of a Fund Deposit or Fund Redemption will vary with the identity of the purchaser or redeemer. Therefore, applicants state that in-kind purchases and redemptions will afford no opportunity for the specified affiliated persons of a Fund to effect a transaction detrimental to the other holders of Shares. Applicants also believe that in-kind purchases and redemptions will not result in abusive self-dealing or overreaching of the Fund.

21.   Applicants also submit that the sale of Shares to and redemption of Shares from an Investing Fund satisfies the standards for relief under sections 17(b) and 6(c) of the Act. Applicants note that any consideration paid for the purchase or redemption of Shares

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[16] Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of an Investing Fund because the Adviser, or an entity controlling, controlled by or under common control with the Adviser provides investment advisory services to that Investing Fund.

[17] Applicants state that although they believe that an Investing Fund generally will purchase Shares in the secondary market, an Investing Fund could seek to transact in Creation Units directly with a Fund.

directly from a Fund will be based on the NAV of the Fund in accordance with policies and

procedures set forth in the Fund's registration statement.[18] Applicants also state that the

proposed transactions are consistent with the general purposes of the Act and appropriate in

the public interest.

Applicants' Conditions

Applicants agree that any order of the Commission granting the requested relief will

be subject to the following conditions: [19]

A.   Actively-Managed Exchange-Traded Fund Relief

1.   Each Prospectus will clearly disclose that, for purposes of the Act, Shares are

issued by a Fund and that the acquisition of Shares by investment companies is subject to the

restrictions of section 12(d)(1) of the Act, except as permitted by an exemptive order that

permits registered investment companies to invest in a Fund beyond the limits in section

12(d)(1), subject to certain terms and conditions, including that the registered investment

company enter into a FOF Participation Agreement with the Fund regarding the terms of the

investment.

2.   As long as each Fund operates in reliance on the requested order, the Shares

of the Funds will be listed on a Stock Exchange.

3.   Neither the Trust nor any Fund will be advertised or marketed as an open-end

investment company or a mutual fund. Each Fund's Prospectus will prominently disclose

---

[18] Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

[19] *See* note 5, supra.

that the Fund is an actively managed exchange-traded fund. Each Prospectus will prominently disclose that the Shares are not individually redeemable shares and will disclose that the owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may purchase those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

4.   The website for each Fund, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day's NAV and the reported closing price, and a calculation of the premium or discount of such price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

5.   The Prospectus and annual report for each Fund will also include: (a) the information listed in condition A.4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable, and (b) calculated on a per Share basis for one, five and ten year periods (or for the life of the Fund), the cumulative total return and the average annual total return based on NAV and closing price.

6.   On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the

Portfolio Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

7.   The Adviser or Fund Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

8.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed exchange-traded funds.

B.   Section 12(d)(1) Relief

1.   The members of the Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Investing Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund's Advisory Group or the Investing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Fund's Sub-Advisory Group with respect to a Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.   Once an investment by an Investing Fund in the Shares exceeds the limit in section l2(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.   The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-l under the Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Sub-Adviser, or an affiliated person of the Sub-Adviser, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.   No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.   The Board of the Fund, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the

purchases were influenced by the investment by the Investing Fund in the Fund. The Board

will consider, among other things: (a) whether the purchases were consistent with the

investment objectives and policies of the Fund; (b) how the performance of securities

purchased in an Affiliated Underwriting compares to the performance of comparable

securities purchased during a comparable period of time in underwritings other than

Affiliated Underwritings or to a benchmark such as a comparable market index; and (c)

whether the amount of securities purchased by the Fund in Affiliated Underwritings and the

amount purchased directly from an Underwriting Affiliate have changed significantly from

prior years. The Board will take any appropriate actions based on its review, including, if

appropriate, the institution of procedures designed to assure that purchases of securities in

Affiliated Underwritings are in the best interest of shareholders.

8.　　　　Each Fund will maintain and preserve permanently in an easily accessible

place a written copy of the procedures described in the preceding condition, and any

modifications to such procedures, and will maintain and preserve for a period of not less than

six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting

occurred, the first two years in an easily accessible place, a written record of each purchase

of securities in Affiliated Underwritings once an investment by an Investing Fund in the

securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth

from whom the securities were acquired, the identity of the underwriting syndicate's

members, the terms of the purchase, and the information or materials upon which the Board's

determinations were made.

9.　　　　Before investing in a Fund in excess of the limit in section 12(d)(1)(A), an

Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.	Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.	No Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section

12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting a Fund to purchase shares of a money market fund for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary